UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 August 10, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S PURCHASES B SHARES WORTH DKK 1.1 BILLION FROM NOVO A/S AS PART OF THE ONGOING SHARE REPURCHASE PROGRAMME

Novo Nordisk A/S has today entered into an agreement to purchase 3,570,000 B shares (nominal DKK 1) from Novo A/S on 10 August 2009 as part of the ongoing DKK 19.0 billion share repurchase programme for 2006-2009. The transaction price is set to DKK 311.125 per share and has been calculated as the average market price from 6 August to 7 August in the open trading window following the announcement of Novo Nordisk's financial results for the first six months of 2009.

Novo A/S will thereby readjust its ownership of Novo Nordisk A/S to 25.5%, equal to the level of ownership prior to the cancellation of treasury shares, which took place in June 2009.

The total shareholding of Novo A/S in Novo Nordisk A/S prior to the sale of B shares is 107,487,200 A shares (nominal DKK 1) and 54,182,800 B shares (nominal DKK 1), corresponding to 26.1% of the share capital and 71.1% of votes. The transaction will reduce Novo A/S' ownership of Novo Nordisk A/S to 25.5% of capital and 70.9% of votes.

Henrik Gurtler, CEO of Novo A/S, said: "Following the recent cancellation of treasury shares, Novo A/S will realign its shareholding in Novo Nordisk A/S to the level of just over 25%, which has been our target since the demerger of Novozymes A/S in 2000. We remain a committed long-term majority shareholder of Novo Nordisk."

As of 7 August 2009, Novo Nordisk A/S has repurchased B shares amounting to DKK
4.1 billion in 2009 when taking this transaction with Novo A/S into account. Novo Nordisk A/S and its wholly-owned affiliates thereby owns 24,952,391 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 24,952,391 or 4.0% of the total share capital.

NOVO NORDISK is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

NOVO A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company, fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assists the Novo Group companies in implementing and evaluating the commitments set out in the 'Charter for Companies in the Novo Group'. For more information, visit novo.dk.


Further information on NOVO NORDISK A/S please contact:

Media:                       Investors:

Outside North America:       Outside North America:
Elin K Hansen                Mads Veggerby Lausten
Tel: (+45) 4442 3450         Tel: (+45) 4443 7919
ekh@novonordisk.com          mlau@novonordisk.com

                             Kasper Roseeuw Poulsen
                             Tel: (+45) 4442 4471
                             krop@novonordisk.com

In North America:            In North America:
Sean Clements                Hans Rommer
Tel: (+1) 609 514 8316       Tel: (+1) 609 919 7937
secl@novonordisk.com         hrmm@novonordisk.com

Further information on NOVO A/S please contact:

Media:

Henrik Gurtler, CEO
Tel: (+45) 4442 2189
Thorkil Kastberg Christensen, CFO
Tel: (+45) 4442 3197

Company Announcement no 48 / 2009



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 10, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer